UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LOCAL CORPORATION

(Full Name of Registrant)

(Former Name if Applicable)

7555 Irvine Center Drive

(Address of Principal Executive Office (Street and Number))

Irvine, CA 92618

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Local Corporation (the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K) by the prescribed date without unreasonable effort or expense. The reason for the delay is to allow the Registrant additional time to gather information required for an accurate and full completion of the Annual Report on Form 10-K. The filing delay is not the result of the need to restate any prior period financial results. The Registrant will file the Form 10-K within the additional time allowed by the Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	949	784 - 0800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited preliminary estimates, the Registrant expects to report a net loss of approximately $24.2 million for the year ended December 31, 2012, compared to a net loss of approximately $14.6 million for the year ended December 31, 2011. The following table sets forth certain unaudited, preliminary financial information for the year ended December 31, 2012 compared to the audited data for the year ended December 31, 2011 (in thousands, except per share amounts):

Consolidated Statement of Operations Data:

	Years Ended December 31,
	2012	2011
	(Unaudited)
Revenue	$97,773	$78,259
Operating loss	$(24,289)	$(15,270)
Net loss from continuing operations	$(24,623)	$(13,228)
Net loss	$(24,242)	$(14,559)
Per share data:

Basic and diluted loss per share from continuing operations	$(1.11)	$(0.62)
Basic and diluted loss per share	$(1.10)	$(0.68)

Consolidated Balance Sheet Data:

	As of December 31,
	2012	2011
	(Unaudited)
Cash and cash equivalents	$3,696	$10,394
Working capital (deficit)	$(5,843)	$93
Total assets	$49,907	$75,811
Stockholders’ equity	$28,434	$49,708

The current year results reflect a significant charge for the impairment of goodwill and intangible assets the Registrant recorded for the year ended December 31, 2012, and a significant use of cash during the year ended December 31, 2012, to fund certain growth initiatives of the Registrant.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

LOCAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2013	By	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).